News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Appoints Gerry McConnell as Chairman of the Board

September 1, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that Gerry McConnell has been appointed Chairman of the company’s Board of Directors. Rick Van Nieuwenhuyse continues as President and Chief Executive Officer of the company and will remain on the Board as a Director.

“I am pleased that Gerry has accepted this appointment as Chairman of the Board,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “Gerry’s legal background and extensive knowledge of the mining business and our projects makes him the ideal candidate to manage the Board activities that help guide the company. NovaGold’s Board of Directors and employees are committed to adding value for shareholders as we advance our world-class portfolio of projects.”

Mr. McConnell has been a Director of NovaGold since 1984. Mr. McConnell served as President and Chief Executive Officer of NovaGold from 1984 until 1998, when he chose to devote his attention to Etruscan Resources Inc., an African-based resource exploration and development company. Mr. McConnell has over 25 years of experience in the mining sector. He was President and Chief Executive Officer of Etruscan from June 1990 until earlier this year when he redirected his focus to Namibia Rare Earths Inc., a newly created private Canadian company dedicated to the development of rare earth opportunities in Namibia. Mr. McConnell has gained the respect of his peers for his leadership that has resulted in numerous successes in exploration discoveries and mine development, and for his progressive policies with respect to improving social conditions in the countries where he has operated. In 2003, Mr. McConnell received the Paul Harris Award from Rotary International in recognition of Etruscan’s humanitarian contributions to health and education initiatives in Africa. Mr. McConnell is a graduate of Dalhousie University Law School and received his Queen’s Counsel designation in 1986.

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About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of gold and copper-gold properties in Alaska, USA, and British Columbia, Canada. NovaGold offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the Rock Creek gold deposit in Nome, Alaska, and in the Ambler copper-zinc-gold-silver exploration-stage deposit in northern Alaska. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227